



FMI Funds

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Quarterly Review – December 31, 2006

FMI Large Cap Fund

Investment Objective

The Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.

Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $3.6 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.

Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.

Strategy - The Fund buys good businesses at value prices. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The FMI Large Cap Fund holds approximately 20-25 stocks, with most major industry groups represented. It is a non-diversified investment company; please see the prospectus for further details. Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap value fund.

Fund Information

Inception Date	12/31/2001
Net Assets	$300.6 million
Net Asset Value	$15.19
Expense Ratio	1.00%
Ticker	FMIHX

Top Ten Holdings

Berkshire Hathaway Inc. Cl B	7.3%
Time Warner Inc.	6.5%
Accenture Ltd.	6.1%
Wal-Mart Stores, Inc.	5.4%
Tyco International Ltd.	4.9%
Willis Group Holdings Ltd.	4.7%
Bank of New York Company, Inc.	4.6%
Cardinal Health, Inc.	4.4%
TJX Companies, Inc.	4.2%
Sprint Nextel Corp.	4.2%

Portfolio Characteristics

Weighted average market cap	$56.8 billion
Median market cap	$30.7 billion
P/E ratio (forward 4 quarters)	15.5x
Estimated L-T earnings growth rate	10.2%
Return on equity (ROE)	21.0%
Number of holdings	20

Top Ten Sectors

Cash & Cash Equivalents 9.8%
Finance 16.6%
Consumer Non-Durables 11.6%
Retail Trade 9.6%
Distribution Services 8.5%
Consumer Services 6.5%
Technology Services 6.1%
Producer Manufacturing 4.9%
Communications 4.2%
Process Industries 4.2%
Industrial Services 3.8%
All Others 14.2%

Performance	Q4 2006	One Year	Three Years	Five Years	Since Inception
Fund	**5.63%**	**16.68%**	**14.38%**	**10.84%**	**10.84%**
Standard & Poor's 500[1]	6.70%	15.79%	10.45%	6.19%	6.19%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - 2006 was surprisingly good with little volatility. The economy appears to be slowing and we expect more volatility in 2007.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

[1] The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.